U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-08837				September 30, 2019
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify): ☐
3. Exact name of investment company as specified in registration statement:

The Select Sector SPDR Trust
4. Address of principal executive office: (number, street, city, state, zip code)

One Iron Street, Boston, MA 02210

Report of Independent Accountants

To the Board of Trustees of The Select Sector SPDR Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each of the funds listed in Appendix A (each a separate series of The Select Sector SPDR Funds, hereafter collectively referred to as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of September 30, 2019. The Funds’ management is responsible for its assertion and the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2019, and with respect to agreement of security purchases and sales, for the period from August 31, 2019 (the date of our last examination), through September 30, 2019:

•	Reconciliation of all securities shown on the books and records of the Funds to the statements from State Street Bank and Trust Company (the “Custodian”);

•

Confirmation of all securities of the Funds held at Depository Trust Company in book entry form and review of the reconciliation procedures performed by the Custodian at an omnibus level between the depository and the books and records of the Custodian; The omnibus confirmation included, but was not limited to, securities held by the Funds;

•	Confirmation of all securities on loan with the securities lending agent; and

•	Agreement of 33 security purchases and 33 security sales since our last report from the books and records of the Funds to subsequent security settlement through review of cash activity.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

In our opinion, management’s assertion that each of the Select Sector SPDR Funds, as listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2019 with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Select Sector SPDR Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

April 20, 2020

2

Appendix A

The Real Estate Select Sector SPDR Fund

The Materials Select Sector SPDR Fund

The Industrial Select Sector SPDR Fund

The Technology Select Sector SPDR Fund

The Health Care Select Sector SPDR Fund

The Consumer Staples Select Sector SPDR Fund

The Consumer Discretionary Select Sector SPDR Fund

The Energy Select Sector SPDR Fund

The Financial Select Sector SPDR Fund

The Utilities Select Sector SPDR Fund

The Communication Services Select Sector SPDR Fund

3

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the Select Sector SPDR Funds as listed in Appendix A (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2019, and from August 31, 2019 through September 30, 2019.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2019, and from August 31, 2019 through September 30, 2019 with respect to securities reflected in the investment accounts of the Funds.

The Select Sector SPDR Funds

By:	/s/ Chad Hallett
Chad Hallett Treasurer

April 20, 2020
Date

Appendix A

The Real Estate Select Sector SPDR Fund
The Materials Select Sector SPDR Fund
The Industrial Select Sector SPDR Fund
The Technology Select Sector SPDR Fund
The Health Care Select Sector SPDR Fund
The Consumer Staples Select Sector SPDR Fund
The Consumer Discretionary Select Sector SPDR Fund
The Energy Select Sector SPDR Fund
The Financial Select Sector SPDR Fund
The Utilities Select Sector SPDR Fund The Communication Services Select Sector SPDR Fund